Exhibit 99.1

eLong Announces Share Repurchase Program

BEIJING, June 18, 2012 /PRNewswire-Asia/ — The Executive Committee of the Board of Directors of eLong, Inc. (the “Company”), acting on behalf of the Company’s Board of Directors, has approved a new share repurchase program.

Under the repurchase program, the Company may purchase ordinary shares of the Company, including American depositary shares (“ADSs”), with a total value at the time of purchase of up to US$30 million. The Company currently expects to fund the repurchases out of its cash on hand.

The repurchase program is for an indefinite period, and does not obligate the Company to purchase a particular number of shares during any period. In addition, the Company may modify, suspend or terminate the program at any time. Share repurchases may be effected in the open market and/or pursuant to privately negotiated transactions.

Share repurchases will be conducted in accordance with the applicable rules and regulations of the Securities and Exchange Commission.

Safe Harbor Statement

Statements in this press release concerning eLong’s future business, operating results and financial condition are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “future,” “is/are likely to,” “should” and “will” and similar expressions as they relate to eLong are intended to identify such forward-looking statements, but are not the exclusive means of doing so. These forward-looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Forward-looking statements include, but are not limited to, statements about our anticipated growth strategies, our future business development, results of operations and financial condition, our ability to control costs and maintain profitability, our ability to attract customers and leverage our brand, and trends and competition in the travel industry in China and globally. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause our actual performance and results to differ materially from those discussed in the forward-looking statements. Factors that could affect our actual results and cause our actual results to differ materially from those referred in any forward-looking statement include, but are not limited to, declines or disruptions in the travel industry, international financial, political or economic crises, a slowdown in the PRC economy, an outbreak of bird flu, H1N1 flu, SARS or other disease, eLong’s reliance on maintaining good relationships with, and stable air and hotel inventory from, hotel suppliers and airline ticket suppliers, and on establishing new relationships with suppliers on similar terms, our reliance on the TravelSky GDS system for our air business and Baidu for our search engine marketing, the risk that eLong will not be able to increase our brand recognition, the possibility that eLong will be unable to continue timely compliance with the Sarbanes-Oxley Act or other regulatory requirements, the risk that eLong will not be successful in competing against new and existing competitors, the risk that our infrastructure and technology are damaged, fail or become obsolete, risks associated with Expedia, Inc.’s (Nasdaq: EXPE) majority ownership interest and Tencent’s shareholding in eLong, risks relating to eLong’s investment in other businesses and assets, fluctuations in the value of the Renminbi, inflation in China, changes in eLong’s management team and other personnel, risks relating to uncertainties in the PRC legal system, including but not limited to, risks relating to our affiliated Chinese operating entities and risks relating to the application of preferential tax policies, and other risks mentioned in eLong’s filings with the U.S. Securities and Exchange Commission, including eLong’s Annual Report on Form 20-F.

If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward looking-statements. Investors should not rely upon forward-looking statements as predictions of future events. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. All forward-looking statements contained in this press release are qualified by reference to this cautionary statement.

About eLong, Inc.

eLong, Inc. (Nasdaq: LONG - News) is a leading online travel service provider in China. Headquartered in Beijing, eLong empowers consumers to make informed travel decisions by providing convenient online, mobile (via iPhone, iPad, Android and Windows Phone applications) and 24-hour customer service center hotel and air ticket booking services as well as easy to use tools such as maps, destination guides, photographs, virtual tours and user reviews. eLong offers consumers the largest directly-bookable hotel product portfolio in China with a selection of over 30,000 hotels in China and over 150,000 international hotels in more than 100 countries worldwide, as well as the ability to fulfill domestic and international air ticket reservations in cities across China. eLong’s largest shareholders are Expedia, Inc. (Nasdaq: EXPE) and Tencent Holdings Ltd. (HKSE: 0700). eLong operates websites including www.elong.com, www.elong.net and www.xici.net.

For further information, please contact:

eLong, Inc.

Investor Relations

ir@corp.elong.com

+86-10-6436-7570